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SEC File Number:
001-39749
CUSIP Number:
G3312L103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FAR PEAK ACQUISITION CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

480 6TH AVE #342

Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10011

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the U.S. Securities and Exchange Commission (the “SEC”) issued a statement (the “SEC Statement”) on the accounting and reporting considerations for warrants issued by SPACs entitled, “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”. The SEC Statement discussed certain features of warrants issued in SPAC transactions that may be common across many entities. The SEC Statement indicated that when one or more of such features is included in a warrant, the warrant should be classified as a liability at fair value, with changes in fair value each period reported in earnings.

Following review of the SEC Statement, the Registrant reevaluated the accounting treatment of its public and private placement warrants as equity, and concluded that, based on the SEC Statement, its public and private placement warrants should be, and should previously have been, classified as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Registrant is currently determining the extent of the SEC Statement’s impact on its financial statements, including certain items in the Registrant’s previously issued audited balance sheet dated as of December 7, 2020, which was related to the Registrant’s IPO and that was filed on December 11, 2020, unaudited financial statements for the period from October 19, 2020 (inception) through December 31, 2020 (the “Relevant Period”) that were filed on February 16, 2021, and the financial statements as of and for the fiscal quarter ended March 31, 2021 to be included in the Quarterly Report on Form 10-Q for that period (the “Quarterly Report”). The Registrant is also evaluating the impact on its internal control over financial reporting related to accounting for its public and private placement warrants.

The Registrant intends to file any required restated financial statements for the Relevant Period in an Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended December 31, 2020, on or prior to May 24, 2021, which is the first business day following the fifth calendar day after the prescribed due date for the Quarterly Report (as the fifth calendar day after such prescribed due date is a Saturday). The Registrant intends to file the Quarterly Report immediately following the filing of such Amendment No. 1 to its Quarterly Report on Form 10-Q/A. The Company is working diligently to complete the Quarterly Report as soon as possible; however, given the scope of the process for determining the appropriate treatment of its public and private placement warrants in accordance with the SEC Statement, the Company is unable to complete and file the Quarterly Report by the required due date of May 17, 2021, without unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David W. Bonanno	(917)	737-1541
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FAR PEAK ACQUISITION CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ David W. Bonanno
David W. Bonanno
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).